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                              January 27, 2021

       Robert Laikin
       Chief Executive Officer
       Novus Capital Corp II
       8556 Oakmont Lane
       Indianapolis, IN 46260

                                                        Re: Novus Capital Corp
II
                                                            Form S-1 filed
January 13, 2021
                                                            File No. 333-252079

       Dear Mr. Laikin :

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed January 13, 2021

       Cowen and Company, LLC may have a conflict of interest..., page 39

   1. We note the last sentence referencing that Cowen and Company may have a conflict of interest. We also note
Section 8 of Exhibit 1.2 (Form of Business Combination Marketing
                                                        Agreement), which lists
some of the potential conflicts. Please revise here and Conflicts of
                                                        Interest on page 100 to
further clarify conflicts with Cowen, including that it "may provide advisory and
other services to one or more actual or potential Targets".
       Our amended and restated certificate of incorporation will designate the Court of Chancery..., page 58

   2. This section and the section on page 121 indicate that the exclusive forum provision does not apply to the
Securities Act or the Exchange Act. Section 12.1 of Exhibit 3.2
                                                        (Amended and Restated
Certificate of Incorporation) states that Securities Act claims must be brought in the
Delaware Court of Chancery or the federal district court for the
                                                        District of Delaware.
Please revise so that the exhibit is consistent with the prospectus
 Robert Laikin
Novus Capital Corp II
January 27, 2021
Page 2
         disclosure. In this regard, we note you qualify the carve out for claims arising under the federal securities laws "for which the federal district courts of the United States of
         America shall be the sole and exclusive forum." Please clarify that
Section 22 of the
         Securities Act provides for concurrent jurisdiction.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameRobert Laikin                                Sincerely,
Comapany NameNovus Capital Corp II
                                                               Division of
Corporation Finance
January 27, 2021 Page 2                                        Office of Real
Estate & Construction
FirstName LastName